



Fundrise
30,477 followers
4d ·

Jetty is now a part of the Fundrise venture portfolio.

THE PROBLEM: Renting a home is often a costly and complicated process for both renters and property managers—and more than 120 million Americans currently rent their homes.

THE SOLUTION: Jetty built an integrated financial platform that makes renting more flexible and affordable for renters, while at the same time enabling property managers to lease up faster and reduce bad debt.

If you're a property manager or prospective renter, check out Jetty today: Jetty.com

You can learn more about our venture investments at Fundrise.com/Venture

Benjamin Miller
@BenMillerise
The Fundrise Innovation Fund has invested $2 million into Jetty, a leading financial services platform for the rental real estate industry.
Rental housing represents roughly 12% of US GDP, making it the largest addressable market by several measures. Yet, it has historically been overlooked in spite of its size, with many practices changing little over the past century.



Benjamin Miller
@BenMillerise

The Fundrise Innovation Fund has invested $2 million into **Jetty**, a leading financial services platform for the rental real estate industry.

Rental housing represents roughly 12% of US GDP, making it the largest addressable market by several measures. Yet, it has historically been overlooked in spite of its size, with many practices changing little over the past century.

 **fundrise**
Washington D. C.

 **fundrise** Jetty is now a part of the Fundrise venture portfolio.

THE PROBLEM: Renting a home is often a costly and complicated process for both renters and property managers—and more than 120 million Americans currently rent their homes.

THE SOLUTION: Jetty built an integrated financial platform that makes renting more flexible and affordable for renters, while at the same time enabling property managers to lease up faster and reduce bad debt.

If you're a property manager or prospective renter, check out Jetty today: Jetty.com

You can learn more about our venture investments at Fundrise.com/Venture

4d

   


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